Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION AND IFF COLLABORATE FOR NEW FLAVOR MODULATOR TECHNOLOGY

Vancouver, B.C. March 18, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, is pleased to announce collaboration with International Flavors and Fragrances (“IFF”) to develop the extraction capability for high grade Rebaudioside C extract for use by IFF as a flavor modulator and for the exclusive supply to IFF of such extract.

IFF is a global leader in the creation of flavors and fragrances used in a wide variety of consumer products and packaged goods. GLG and IFF have joined forces to leverage each company’s strengths in order to pursue exploration and commercialization of Rebaudioside C, one of the eleven primary glycosides in the stevia leaf. Research demonstrating the glycoside’s ability as a sweetness modulator in food systems provides a significant market opportunity for the companies.

Found in the by-product of Rebaudioside A production, Rebaudioside C is produced through advanced glycoside isolation and specialized extraction processing. While in itself not a sweetener, Rebaudioside C has been trialed with nutritive sweeteners and shown to enable a 20 to 25 percent reduction in calories.

GLG has four patent applications for the separation methodologies of Rebaudioside C which have been accepted by the State Intellectual Property Bureau of the People’s Republic of China.

GLG VP of Technology Kevin Li stated, “We are pleased to be working with IFF on this new opportunity. Our industry leading capabilities in the separation of steviol glycosides, production quality, and scale coupled with IFF’s global capabilities in innovation, advanced flavor systems and application possibilities for high purity Rebaudioside C make this an exciting global opportunity. Additionally, GLG will be able to extract Rebaudioside C from our existing byproduct making it the third high value added product extracted from our stevia leaf.”

Mark Dewis, VP Flavors R&D for IFF commented, “We look forward to a fruitful relationship with GLG. As leaders in their field, we view their partnership as a critical addition to our arsenal of health and wellness solutions for our customers.”

The two companies have signed an agreement for the development of high-purity Rebaudioside C extract to meet IFF product specifications. If the development is successful, the parties have negotiated preliminary heads of terms for a supply agreement including exclusive supply to IFF for high-purity Rebaudioside C as a flavor modulator.

About GLG Life Tech Corporation
GLG Life Tech Corporation (NASDAQ:GLGL,TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About IFF
International Flavors & Fragrances Inc. (NYSE: IFF), is a leading global creator of flavors and fragrances used in a wide variety of consumer products and packaged goods. Consumers experience these unique scents and tastes in fine fragrances and beauty care, detergents and household goods, as well as beverages, confectionery and food products. The Company leverages its competitive advantages of brand understanding and consumer insight combined with its focus on R&D and innovation, to provide customers with differentiated product offerings. A member of the S&P 500 Index, IFF has sales, manufacturing and creative facilities in 33 countries worldwide. For more information, please visit our website at www.iff.com.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.